ANTHONY L.G., PLLC

laura aNTHONy, esq GEOFFREY ASHBURNE, ESQ* JOHN CACOMANOLIS, ESQ** CHAD FRIEND, ESQ, LLM SVETLANA ROVENSKAYA, ESQ***	www.ANTHONYPLLC.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM DIRECT E-MAIL: LANTHONY@ANTHONYPLLC.COM

OF COUNSEL: MICHAEL R. GEROE, ESQ, CIPP/US**** CRAIG D. LINDER, ESQ***** PETER P. LINDLEY, ESQ, CPA, MBA KIMBERLY L. RUDGE, ESQ STUART REED, ESQ MARC S. WOOLF, ESQ

*licensed in CA

**licensed in FL and NY

***licensed in NY and NJ

****licensed in CA, DC, MO and NY

*****licensed in CA, FL and NY

December 23, 2018

VIA ELECTRONIC EDGAR FILING

Office of Trade & Services

Division of corporate Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Masterworks 005, LLC Amendment No. 1 to Offering Statement on Form 1-A Filed November 27, 2019 File No. 024-11125

Dear Sir or Madam:

We have electronically filed herewith on behalf of Masterworks 005, LLC (the “Company”) Amendment No. 1 (“Amendment No. 1”) to the above-referenced offering statement on Form 1-A originally filed on November 27, 2019 (“Form 1-A”). Amendment No. 1 is marked with < R > tags to show changes made from the original filing of the Form 1-A filed on November 27, 2019. In addition, we have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Scott W. Lynn dated December 23, 2019. We trust you shall deem Amendment No. 1 and the contents of this transmittal letter responsive to your comment letter.

The Artist, page 4

1.

Comment: Please revise your disclosure in the second paragraph of this section to clarify the extent to which the increase in the aggregate annual auction sales of Alex Katz’s paintings is due to an increase in the number of paintings sold, higher sales prices per painting, or a combination of both.

Office of Trade & Services Division of Corporate Finance Securities and Exchange Commission December 23, 2019 Page 2

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 4 and page 43 of Amendment No. 1 to clarify that the increase in aggregate auction sales of Alex Katz’s paintings for the period presented is due to a combination of higher average hammer prices, which increased at a 15.6% compound annual growth rate, and increased volume of total lots sold, which increased at a 10.7% compound annual growth rate.

If the Staff has any further comments regarding the form 1-A or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Daniel Morris/U.S. Securities and Exchange Commission
Jennifer López/U.S. Securities and Exchange Commission
Joshua B. Goldstein/Masterworks 005, LLC
Craig D. Linder, Esq./Anthony L.G., PLLC

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